January 29, 2010

Securities and Exchange Commission

100 F Street, N .E.

Washington, D.C. 20549

Re:

FriendFinder Networks Inc.

Registration Statement on Form S-1

Registration No. 333-156414

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join in the request of FriendFinder Networks Inc. that the effective date of the Registration Statement be accelerated so that the Registration Statement will be declared effective at 2:00 p.m. Eastern time on February 2, 2010, or as soon thereafter as practicable.

In connection with the preliminary prospectus distribution for the above-mentioned issue, the prospective underwriters have confirmed that they are complying with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

The following information with respect to the distribution of the preliminary prospectus dated January 8, 2010 and the preliminary prospectus dated January 28, 2010 (collectively, the “Preliminary Prospectus”) is furnished pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act of 1933, as amended, in connection with the request for acceleration of the effective date of the Registration Statement.

The undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus:

Number of Copies
To Prospective Underwriters	715
To Institutions	3,116
To Others (i.e. companies providing deal statistics)	210
Total	4,041

Yours truly,

Renaissance Securities (Cyprus) Limited

Ledgemont Capital Markets LLC

As Representatives to the Several Underwriters

Renaissance Securities (Cyprus) Limited

By:   /s/ George Pelecanos

Name: George Pelecanos

Title: Director

Ledgemont Capital Markets LLC

By:   /s/ Eric Brachfeld

Name: Eric Brachfeld

Title: Managing Director

[Acceleration Request]